

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 19, 2014

Via E-mail
Mr. John C. Popeo
Treasurer and Chief Financial Officer
CommonWealth REIT
Two Newton Place
255 Washington Street, Suite 300
Newton, Massachusetts 02458

>   **Re:**   **CommonWealth REIT**
>   **Definitive Additional Soliciting Materials on Schedule 14A**
>   **Filed February 18, 2014**
>   **File No. 001-09317**

Dear Mr. Popeo:

We have reviewed your filing and have the following comment.

A successful consent solicitation to remove the entire CWH board…., page 40

1.   We note your statement that the SEC might bring sanctions or an enforcement action against the company if the Related/Corvex consent solicitation is successful. In future filings, please refrain from making statements as to the possible reaction of the SEC to a successful solicitation by Related/Corvex. Furthermore, whenever referring to the possible reaction of the NYSE to a successful solicitation by Related/Corvex, please balance any statements regarding delisting procedures with a full and fair representation of the possible timeline for any such procedure, and contrast that with the timeline for electing a new board of trustees.

You may contact me at (202) 551-3503 if you have any questions regarding our comment.

>   Sincerely,
>
>   /s/ David L. Orlic
>
>   David L. Orlic
>   Special Counsel
>   Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
        Margaret R. Cohen, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP